Exhibit 99.1

CRESCO LABS INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED

MARCH 31, 2021 AND 2020

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Balance Sheets

As of March 31, 2021 and December 31, 2020

(In thousands of United States Dollars, except for share amounts)

	(Unaudited) March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$255,503	$136,339
Restricted cash	3,468	4,435
Accounts receivable, net	36,268	29,943
Inventory, net	75,329	67,183
Loans receivable, short-term	2,300	2,438
Other current assets	8,824	9,129

Total current assets	381,692	249,467
Non-current assets:
Property and equipment, net	250,032	228,804
Right-of-use assets	67,068	71,794
Intangible assets, net	215,249	195,541
Loans receivable, long-term	9,693	21,223
Investments	11,137	4,360
Goodwill	459,701	450,569
Deferred tax asset	8,646	7,130
Other non-current assets	3,914	3,708

Total non-current assets	1,025,440	983,129

TOTAL ASSETS	$1,407,132	$1,232,596

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$36,999	$23,231
Accrued liabilities	110,395	130,469
Short-term borrowings	28,014	25,924
Income tax payable	55,220	36,067
Current portion of lease liabilities	15,419	18,040
Deferred consideration, contingent consideration and other payables, short-term	30,565	19,115

Total current liabilities	276,612	252,846
Non-current liabilities:
Long-term notes payable and loans payable	258,370	255,439
Derivative liabilities, long-term	25,464	17,505
Lease liabilities	76,637	74,468
Deferred tax liability	43,543	41,202
Deferred consideration, long-term	7,568	7,247
Other long-term liabilities	8,557	8,557

Total long-term liabilities	420,139	404,418

TOTAL LIABILITIES	$696,751	$657,264

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Super Voting Shares (500,000 Shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	—	—
Subordinate Voting Shares (Shares authorized, issued and outstanding at March 31, 2021: unlimited, 220,350,172 and 220,350,172, respectively, at December 31, 2020: unlimited, 194,086,000 and 194,086,000, respectively)	—	—
Proportionate Voting Shares (Shares authorized, issued and outstanding at March 31, 2021: unlimited, 22,680,780 and 22,680,780, respectively, at December 31, 2020: unlimited, 29,311,088 and 29,311,088, respectively)	—	—
Special Subordinate Voting Shares (Shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020: unlimited, 63,868,296 and 63,868,296, respectively)	—	—
Share capital	1,055,924	802,264
Accumulated other comprehensive loss	(293)	(647)
Accumulated deficit	(443,231)	(328,380)

Equity of Cresco Labs Inc.	612,400	473,237
Non-controlling interests	97,981	102,095

TOTAL SHAREHOLDERS’ EQUITY	710,381	575,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,407,132	$1,232,596

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2021 and 2020

(In thousands of United States Dollars, except for share and per share data)

	Three months ended March 31,
	2021	2020
Revenue, net	$178,437	$66,380

Costs of goods sold	91,414	42,792

Gross profit	87,023	23,588

Operating expenses:
Selling, general and administrative	70,785	51,376

Total operating expenses	70,785	51,376

Income (loss) from operations	16,238	(27,788)

Other (expense) income:
Interest expense, net	(11,302)	(6,796)
Other (expense) income, net	(12,340)	10,455
Loss from equity method investments	(1,196)	(144)

Total other (expense) income, net	(24,838)	3,515

Income (loss) before income taxes	(8,600)	(24,273)
Income tax expense	(15,524)	(11,188)

Net loss	$(24,124)	$(35,461)
Net income (loss) attributable to non-controlling interests, net of tax	5,269	(8,916)

Net loss attributable to Cresco Labs Inc.	$(29,393)	$(26,545)

Net loss per share - attributable to Cresco Labs Inc. shareholders

Basic and diluted loss per share	$(0.12)	$(0.13)
Basic and diluted weighted-average number of shares outstanding	237,701,059	197,735,936

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three Months Ended March 31, 2021 and 2020

(In thousands of United States Dollars)

	Three months ended March 31,
	2021	2020
Net loss	$(24,124)	$(35,461)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences, net of tax	354	166

Total comprehensive loss for the period	$(23,770)	$(35,295)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	5,269	(8,916)

Total comprehensive loss attributable to Cresco Labs Inc.	$(29,039)	$(26,379)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2021 and 2020

(In thousands of United States Dollars)

	Share capital	Shares to be issued or canceled	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total
Balance as of January 1, 2020	$291,723	$—	$(132,474)	$—	$119,266	$278,515
Exercise of options and warrants	482	—	—	—	—	482
Equity-based compensation	871	—	—	—	—	871
Income tax reserve	(597)	—	(47)	—	—	(644)
Equity issued related to acquisitions	429,551	—	—	—	—	429,551
Change in ownership interest	—	—	—	—	17	17
Cresco LLC shares redeemed and other adjustments	8,132	—	(8,429)	—	297	—
Foreign currency translation	—	—	—	166	—	166
Net income (loss)	—	—	(26,545)	—	(8,916)	(35,461)

Balance as of March 31, 2020	$730,162	$—	$(167,495)	$166	$110,664	$673,497

Balance as of January 1, 2021	$800,391	$1,873	$(328,380)	$(647)	$102,095	$575,332
Exercise of options and warrants	1,899	57	—	—	—	1,956
Equity-based compensation	6,482	(275)	—	—	—	6,207
Employee taxes on certain share-based payment arrangements	13,139	—	—	—	—	13,139
Income tax reserve	—	—	80	—	—	80
Equity issued related to acquisitions	940	1,060	—	—	—	2,000
Private placement issuance, net of costs	123,469	—	—	—	—	123,469
Equity issuances	15,790	—	—	—	—	15,790
Distributions to non-controlling interest holders	(2,165)	—	—	—	(3,980)	(6,145)
Cresco LLC shares redeemed and other adjustments	93,264	—	(85,538)	—	(5,403)	2,323
Foreign currency translation	—	—	—	354	—	354
Net income (loss)	—	—	(29,393)	—	5,269	(24,124)

Balance as of March 31, 2021	$1,053,209	$2,715	$(443,231)	$(293)	$97,981	$710,381

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2021 and 2020

(In thousands of United States Dollars)

	(Unaudited) Three months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,124)	$(35,461)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10,151	6,121
Amortization of operating lease assets	1,845	632
Bad debt expense and provision for expected credit losses	158	343
Share-based compensation expense	6,280	2,130
(Gain) loss on investments	(6,812)	773
Loss (gain) on changes in fair value of deferred and contingent consideration	11,111	(5,967)
Loss (gain) on derivative instruments and warrants	7,654	(5,096)
Loss, net of gains, on loan receivables	—	548
Accrued interest expense, net of income	2,760	527
Impairment loss	—	1,194
Change in deferred taxes	(3,492)	(6,078)
Accretion of discount and deferred financing costs on debt arrangements	1,420	887
Foreign currency loss (gain)	406	(244)
Gains, net of losses, on other adjustments to net income	(1,828)	1,114
Settlement gain	(810)	—
Loss on divestiture	3,634	—
Changes in operating assets and liabilities:
Accounts receivable	(6,052)	9,370
Inventory	(6,664)	(13,200)
Other assets	45	1,250
Accounts payable and other accrued expenses	3,253	(9,771)
Operating lease liabilities	(3,931)	(2,357)
Other current liabilities	(185)	(1,865)
Income tax payable	18,131	16,991

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,950	(38,159)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(21,410)	(43,459)
Purchases of intangibles	(1,459)	(596)
Proceeds from sale and leaseback transactions and tenant improvement allowances	5,382	9,522
Payment of acquisition consideration, net of cash acquired	(140)	(13,447)
Proceeds from divestiture, net of cash transferred	69	—
Loans and advances for entities to be acquired	(9,232)	(4,171)

NET CASH USED IN INVESTING ACTIVITIES	(26,790)	(52,151)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January offering	124,105	—
Proceeds from issuance of long-term debt	—	100,000
Payment of debt, financing issuance costs and non-extending lender fees	(3,488)	(3,855)
Proceeds from exercise of stock options, warrants and sell-to-cover shares	14,991	518
Payments for taxes related to net share settlements of restricted stock units	(140)	(771)
Distributions to non-controlling interest redeemable unit holders	(2,790)	—
Proceeds from financing lease transactions	—	11,754
Principal payments on finance lease obligations	(472)	(190)

NET CASH PROVIDED BY FINANCING ACTIVITIES	132,206	107,456

Effect of foreign currency exchange rate changes on cash	(169)	(122)

Net increase in cash and cash equivalents	118,197	17,024
Cash and cash equivalents and restricted cash, beginning of period	140,774	53,009
Cash and cash equivalents, end of period	255,503	68,239
Restricted cash, end of period	3,468	1,794

Cash and cash equivalents and restricted cash, end of period	$258,971	$70,033

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD:
Income tax, net	$833	$176
Interest	9,402	4,286

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cach Flows

For the Three Months Ended March 31, 2021 and 2020

(In thousands of United States Dollars)

	(Unaudited) Three months ended March 31,
NON-CASH TRANSACTIONS:
Non-cash consideration for business combination	$25,564	$429,715
Non-controlling interests redeemed for equity	5,402	1,577
Increase to net lease liability	2,503	31,265
Liability incurred to purchase property and equipment	16,297	13,682
Cashless exercise of stock options and warrants	951	—
Unpaid declared distributions to non-controlling interest redeemable unit holders	2,174	—
Receivable due from financing lease transactions	—	1,926
Liability incurred for debt, financing issuance costs, and non-extending lender fees	118	—
Issuance of shares for non-solicitation intangible asset	3,000	—
Issuance of shares for settlement	12,790	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

NOTE 1.    NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*, Cresco Labs’ national dispensary brand, and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco™, High Supply™, Mindy’s Edibles™, Good News™, Remedi™, Wonder Wellness Co.™ and FloraCal Farms®. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York, Massachusetts, Michigan and Canada, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission and the Michigan Medical Marihuana Act, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018 resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC, under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange under the ticker symbol “CL.” On March 6, 2019, Cresco Labs’ shares were approved to be quoted on the Over-the-Counter Market and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-denominated shares on the Frankfurt Stock Exchange and is trading under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to ASC 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2021 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain equity method investments; loans measured at fair value; and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive loss.

(d)	Significant Accounting Policies

The basis of consolidation and property and equipment useful lives have changed as described in Note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2020.

i.	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of March 31, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	53%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (Sunnyside - Lakeview and Sunnyside - River North)	Illinois	Dispensary	88%
MedMar Rockford, LLC (Sunnyside - Rockford and Sunnyside - South Beloit)	Illinois	Dispensary	75%
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc. (Continuum)	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Distribution	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a) Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (Sunnyside - Buffalo Grove and Sunnyside - Naperville)	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (Sunnyside - Champaign and Sunnyside - Danville)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (Sunnyside - Elmwood Park and Sunnyside - Schaumburg)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income (loss) attributable to NCI is shown as a component of net loss in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

ii.	Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the useful life of the asset. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations in the year the asset is derecognized. The Company assesses impairment of property and equipment on a quarterly and annual basis.

Category	Methodology	Estimated Useful Life
Leasehold Improvements	Amortized over the lesser of the life of the lease or estimated useful life of the improvement	1 - 15 years
Machinery and Equipment	Over the estimated useful life of the asset	5 - 15 years
Furniture and Fixtures	Over the estimated useful life of the asset	3 - 7 years
Vehicles	Over the estimated useful life of the asset	5 years
Website and Software	Over the estimated useful life of the asset	3 - 7 years
Computer Equipment	Over the estimated useful life of the asset	3 - 7 years
Buildings and Building Improvements	Over the estimated useful life of the asset	5 - 39 years

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

(e)	Earnings (Loss) Per Share

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding. The Company presents basic and diluted earnings (loss) per share in the Unaudited Condensed Interim Consolidated Statements of Operations. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares, options, warrants, restricted stock units (“RSUs”) issued and deferred consideration. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to redeemable shares, options, warrants and RSUs is computed using the treasury stock method.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Potentially dilutive securities of approximately 139.2 million and 151.1 million for the three months ended March 31, 2021 and 2020, respectively, were excluded in the calculation of diluted EPS for these periods as their impact would have been anti-dilutive due to net losses in the periods.

Potentially dilutive shares as of March 31, 2021 and 2020, consisted of the following:

(In thousands)	March 31, 2021	March 31, 2020
Redeemable units	121,927	141,270
Options	14,482	9,040
Warrants	2,185	238
RSUs	631	14
Deferred consideration	—	559

Total potentially dilutive shares	139,225	151,121

(f)	Recasts and Adjustments

Prior period amounts included throughout the unaudited condensed interim consolidated financial statements have been recast and adjusted to update for historical changes necessary to present the unaudited condensed interim consolidated financial statements in accordance U.S. GAAP.

(g)	Recently Adopted Accounting Pronouncements

The Company does not have any recently adopted accounting pronouncements during the three months ended March 31, 2021.

(h)	Recently Issued Accounting Standards

The Company does not believe any recently issued, but not yet effective U.S. GAAP standards that have been issued by the Financial Accounting Standards Board will have a material impact on the Company’s financial statements.

NOTE 3.    INVENTORY

As of March 31, 2021 and December 31, 2020, inventory was comprised primarily of cannabis and cannabis-related products.

Inventory as of March 31, 2021 and December 31, 2020, consisted of the following:

($ in thousands)	March 31, 2021	December 31, 2020
Raw materials	$20,845	$23,203
Raw materials - non-cannabis	15,462	15,288
Work-in-process	11,487	7,530
Finished goods	27,535	21,162

Total Inventory	$75,329	$67,183

The Company wrote off $nil of inventory during the three months ended March 31, 2021 and 2020.

As of March 31, 2021 and December 31, 2020, the Company had inventory write-downs of $2.1 million and $2.2 million, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

NOTE 4.    PROPERTY AND EQUIPMENT

As of March 31, 2021 and December 31, 2020, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
Balance as of January 1, 2021	$96,526	$23,206	$17,636	$88,369	$5,772	$1,946	$19,197	$252,652

Additions	447	1,894	1,079	230	457	535	21,884	26,526
Transfers	—	266	1,044	1,355	258	47	(2,970)	—
Disposals	—	(30)	(85)	—	(13)	(23)	—	(151)
Additions from acquisition	—	32	245	719	—	—	—	996
Sale of 180 Smoke	—	(92)	(256)	(811)	(10)	—	—	(1,169)
Effect of foreign exchange and other adjustments	$—	$(143)	$(21)	$(20)	$8	$—	$(166)	$(342)

As of March 31, 2021	$96,973	$25,133	$19,642	$89,842	$6,472	$2,505	$37,945	$278,512

Accumulated depreciation
Balance as of January 1, 2021	$(2,033)	$(3,235)	$(3,199)	$(12,882)	$(2,006)	$(493)	$—	$(23,848)

Depreciation	(1,177)	(482)	(805)	(2,057)	(408)	(112)	—	(5,041)
Sale of 180 Smoke	$—	$51	$55	$297	$6	$—	$—	$409

As of March 31, 2021	$(3,210)	$(3,666)	$(3,949)	$(14,642)	$(2,408)	$(605)	$—	$(28,480)

Net book value
As of December 31, 2020	$94,493	$19,971	$14,437	$75,487	$3,766	$1,453	$19,197	$228,804

As of March 31, 2021	$93,763	$21,467	$15,693	$75,200	$4,064	$1,900	$37,945	$250,032

As of March 31, 2021 and December 31, 2020, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.

Depreciation of $5.0 million and $3.5 million was incurred during the three months ended March 31, 2021 and 2020, respectively, of which $1.6 million and $0.7 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.

As of March 31, 2021 ending inventory includes $3.7 million of capitalized depreciation. For the three months ended March 31, 2021 and 2020, $3.6 million and $1.6 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $2.4 million and $0.9 million, respectively, related to depreciation capitalized to inventory in prior years.

NOTE 5.    LEASES

The Company is the lessee in the majority of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than one year to 20 years. Certain leases include renewal options ranging from less than one year to 35 years. The Company is reasonably certain to exercise renewal options ranging from less than one year to 10 years on certain leases.

The Company also has long-term financing liabilities associated with certain properties, see Note 11 for additional details.

During the three months ended March 31, 2021, the Company recognized one new operating lease through the acquisition of Verdant Creations, LLC (“Verdant”). The Company derecognized three real estate operating lease arrangements in which the Company was the lessor and Verdant was the lessee, see Note 10 for additional details.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

During the three months ended March 2021, the Company’s right-of-use (“ROU”) assets and lease liabilities were reduced due to the derecognition of 26 operating leases in connection with the sale of 180 Smoke.

As of March 31,2021, ending inventory includes $1.5 million of capitalized depreciation and rent expense. For the three months ended March 31, 2021 and 2020, $1.2 million and $0.4 million, respectively, of depreciation and rent expense was recorded to Cost of goods sold, which includes $1.0 million and $0.2 million, respectively, of depreciation and rent expense capitalized to inventory in prior periods.

NOTE 6.    INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Fair Value Investments

The Company has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp (“IMC”), a pharmaceutical manufacturer that specializes in cannabis; and Fleurish Cannabis, Inc. (“Fleurish”), an entity that focuses on cannabis production licenses. The 420 Capital, Lighthouse, and Fleurish investments are held at fair value and are classified as equity securities without a readily determinable fair value. See Note 16 for additional details.

Upon the acquisition of CannaRoyalty Corp. (“Origin House”) on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish with a fair value of $0.1 million as of the acquisition date. During the three months ended March 31, 2021, IMC acquired all of the issued and outstanding shares of the Company’s equity method investment in Trichome Financial Corp. (“Trichome”). As part of the transaction, the Company obtained a 2.8% ownership of IMC at a fair value of $11.4 million. The IMC investment is classified as an equity security with a readily determinable fair value.

The following is a summary of the investments held at fair value as of March 31, 2021 and December 31, 2020:

($ in thousands)	2021	2020
420 Capital	$68	$68
Lighthouse	1,049	1,049
Fleurish	51	51
IMC	9,969	—

Total Investments	$11,137	$1,168

The Company recorded a mark-to-market loss of $1.4 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively.

(b)	Equity Method Investments

As part of the Origin House acquisition on January 8, 2020, the Company acquired an investment in Trichome, a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the fair value of the Trichome investment was $4.3 million. The Company’s ownership stake in Trichome upon acquisition and as of December 31, 2020 was approximately 23%. During the three months ended March 31, 2021, the Company derecognized the Trichome equity method investment as a part of the IMC transaction noted above. The Company recognized a gain on conversion of $9.3 million in Other income (expense), net as the IMC investment exceeded the $2.1 million carrying value of Trichome on the date of conversion.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

The following is a summary of the equity method investment held as of March 31, 2021 and December 31, 2020:

($ in thousands)	2021	2020
Trichome	$—	$3,192

Total Investment	$—	$3,192

The Company recorded a loss on investment of $1.2 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively, and no distributions were made related to investments for either period.

NOTE 7.    INTANGIBLE ASSETS AND GOODWILL

The following is a reconciliation of the balances of intangible assets and goodwill from the beginning balances at December 31, 2020 to the ending balances on March 31, 2021:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2021	$70,529	$39,700	$8,752	$89,347	$6,390	$450,569	$665,287

Additions	—	—	1,457	—	3,000	—	4,457
Additions from acquisitions	1,370	—	—	18,560	—	9,132	29,062
Disposals	—	—	—	—	(476)	—	(476)

Balance at March 31, 2021	$71,899	$39,700	$10,209	$107,907	$8,914	$459,701	$698,330

Accumulated amortization
Balance at January 1, 2021	$(5,129)	$(3,970)	$(7,118)	$—	$(2,960)	$—	$(19,177)
Amortization	(1,150)	(993)	(1,810)	—	(250)	—	(4,203)

Balance at March 31, 2021	$(6,279)	$(4,963)	$(8,928)	$—	$(3,210)	$—	$(23,380)

Net book value
December 31, 2020	$65,400	$35,730	$1,634	$89,347	$3,430	$450,569	$646,110

March 31, 2021	$65,620	$34,737	$1,281	$107,907	$5,704	$459,701	$674,950

(a)	Other Intangibles includes market-related intangibles, non-compete agreements, non-solicitation agreements and related amortization.

Amortization of $5.4 million and $3.6 million was recorded for the three months ended March 31, 2021 and 2020, respectively, of which $3.5 million and $2.9 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.

The following table outlines the estimated annual amortization expense related to intangible assets as of March 31, 2021:

($ in thousands)
2021	$10,823
2022	9,995
2023	8,345
2024	8,330
2025	8,285
Thereafter	61,648

Total estimated amortization	$107,426

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

As of March 31, 2021, ending inventory includes $0.9 million of capitalized amortization. For the three months ended March 31, 2021 and 2020, $0.8 million and $0.4 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.6 million and $0.3 million, respectively, related to amortization capitalized to inventory in prior years.

License intangible assets of $18.6 million were acquired from business combinations in 2021 and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses. See Note 10 for additional details.

A non-solicitation and cooperation agreement intangible asset of $3.0 million was recognized from a settlement agreement, and is amortized over a period of twenty-four months. Refer to Note 15 for additional details.

NOTE 8.    SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the three months ended March 31, 2021 and 2020, 33 thousand and 45 thousand PVS, respectively, were exchanged for 6.6 million and 8.9 million SVS, respectively, at a rate of 1 PVS for 200 SVS.

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares (“SSVS”)

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board.

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each Redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

(b)	Issued and Outstanding

As of March 31, 2021 and 2020, issued and outstanding shares and units consisted of the following:

(In thousands)	Redeemable Units	Subordinate Voting Shares (SVS)	Proportionate Voting Shares (PVS)*	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)**	Shares to be Issued or Canceled
Beginning balance, January 1, 2021	126,338	194,086	29,311	500	1	145
Options and warrants exercised	—	1,306	—	—	—	(9)
RSUs issued	—	65	—	—	—	(28)
Issuance of shares related to acquisitions	—	127	—	—	—	79
Cresco LLC redemption	(6,977)	6,977	—	—	—	—
PVS converted to SVS	—	6,630	(6,630)	—	—	—
Share issuances	—	11,159	—	—	—	—

Ending balance, March 31, 2021	119,361	220,350	22,681	500	1	187

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(In thousands)	Redeemable Units	Subordinate Voting Shares (SVS)	Proportionate Voting Shares (PVS)*	Super Voting Shares (MVS)
Beginning balance, January 1, 2020	142,172	73,600	57,937	500
Options and warrants exercised	—	314	12	—
Issuance of shares related to acquisitions	—	66,482	239	—
Cresco LLC redemption	(1,980)	1,980	—	—
PVS converted to SVS	—	8,909	(8,909)	—

Ending balance, March 31, 2020	140,192	151,285	49,279	500

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

(i)	Share Issuances - At-the-Market Offering

In December 2019, the Company entered an agreement (“ATM Offering”) with Canaccord Genuity Corp to sell up to C$55 million SVS at an at-the-market price. No shares were issued during the three months ended March 31, 2021 and 2020 under this agreement.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(ii)	Issuance of Shares - Private Placement

In January 2021, the Company closed an offering of 9.9 million subordinate voting shares at a price of C$16.00. The Company received cash proceeds of $120.7 million, net of commission and other fees, with a corresponding increase to share capital of $124.1 million, less equity issuance costs of $3.4 million.

(iii)	Issuance of Shares - Arrangement

In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. See Note 15 for information about the arrangement.

(iv)	Issuance of Shares - Verdant

In February 2021, in conjunction with the acquisition of four Verdant dispensaries, the Company issued 0.1 million SVS valued at $2.0 million.

(v)	Issuance of Shares - Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66.5 million SVS, valued at $396.6 million.

(vi)	Issuance of Shares - Valley Agriceuticals, LLC (“Valley Ag”)

During the three months ended March 31, 2020, the Company issued 0.2 million PVS (as converted), valued at $1.3 million to satisfy certain obligations related to interest on deferred consideration.

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2021	6,183,149	$7.80
Exercised	(518,098)	4.25

Balance as of March 31, 2021	5,665,051	$8.12

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2020	6,453,784	$7.73
Exercised	(12,000)	4.24

Balance as of March 31, 2020	6,441,784	$7.73

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

During the three month ended March 31, 2021, the Company recorded $2.1 million of warrant exercises into share capital. The 5.7 million outstanding warrants are from issuances to underwriters associated with the September 2019 financing and sellers from the Valley Ag acquisition. 4.2 million of the outstanding warrants are classified as long-term liabilities and 1.5 million are classified as equity. See Note 16 for information about valuation of liability-classified warrants.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

During the three months ended March 31, 2021, 0.5 million equity-classified warrants associated with the Valley Ag acquisition were exercised for $0.7 million, resulting in an increase to share capital of $3.6 million.

During the three months ended March 31, 2020, the Company recorded $0.1 million of warrant exercises into share capital. Of the 6.4 million warrants outstanding, 6.2 million warrants were outstanding with underwriters associated with the September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants were classified as long-term liabilities.

No equity-classified warrants were issued during the three months ended March 31, 2021 and 2020. 1.5 million equity-classified warrants remain outstanding as of March 31, 2021.

(d)	Distribution to Non-controlling Interest Holders

During the year ended December 31, 2020, the Company accrued for tax-related distributions to 2020 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $64.0 million to be declared and paid in 2021. These distributions will reduce non-controlling interest upon payment.

During the three months ended March 31, 2021, in accordance with the underlying operating agreements, the Company declared and paid required tax distribution amounts to 2020 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $2.4 million.

(e)	Changes in Ownership and Non-controlling Interests

During the three months ended March 31, 2021, redemptions of 7.0 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 2.4% in non-controlling interest in Cresco Labs, LLC.

During the three months ended March 31, 2020, redemptions of 2.0 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.8% in non-controlling interest in Cresco Labs, LLC.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

As of and for the three March 31, 2021, non-controlling interest included the following amounts before intercompany eliminations:

											Other
											entities
	TSC		MedMar		MedMar		Cresco		SLO		including
	Cresco,		Inc.		Inc.		Labs		Cultivation		Cresco
($ in thousands)	LLC		(Lakeview)		(Rockford)		Ohio, LLC		Inc.		Labs, LLC[1]	Eliminations	Total
Non-current assets	$4,797		$31,845		$22,593		$14,549		$24,834		$926,822	$—	$1,025,440
Current assets	36,222		37,789		59,282		47,390		81,198		301,787	(181,976)	381,692
Non-current liabilities	—		(11,721)		(3,195)		(12,170)		(11,734)		(381,319)	—	(420,139)
Current liabilities	(27,213)		(43,016)		(45,628)		(53,427)		(124,747)		(174,131)	191,550	(276,612)

Net assets	$13,806		$14,897		$33,052		$(3,658)		$(30,449)		$673,159	$9,574	$710,381

Net assets attributable to NCI	$3,341		$3,393		$4,682		$53		$(6,432)		$92,944 [3]	$—	$97,981

													—
Revenue	$4,883		$10,322		$18,753		$5,282		$5,547		$142,818	$(9,168)	$178,437
Gross profit	3,963		4,977		9,749		2,289		(3,054)		73,163	(4,064)	87,023

Net income (loss)	$3,359		$689		$6,118		$(1,061)		$(5,693)		$(27,536)	$—	$(24,124)

Net income (loss) allocated to NCI	$840		$85		$1,530		$(11)		$(1,139)		$3,964	$—	$5,269

NCI percentage at March 31, 2021	25.0	% [1]	12.4	% [2]	25.0	% [2]	1.0	% [1]	20.0	% [1]	47.3%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 47.3% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco U.S. Corp.
[3]	Includes the effect of LLC unit redemptions and other adjustments

As of and for the twelve months ended December 31, 2020, non-controlling interest included the following amounts before intercompany eliminations:

											Other
											entities
	TSC		MedMar		MedMar		Cresco		SLO		including
	Cresco,		Inc.		Inc.		Labs		Cultivation		Cresco
($ in thousands)	LLC		(Lakeview)		(Rockford)		Ohio, LLC		Inc.		Labs, LLC[1]	Eliminations	Total
Non-current assets	$4,064		$32,397		$20,957		$13,626		$22,744		$889,341	$—	$983,129
Current assets	31,099		26,022		38,178		42,934		80,219		184,871	(153,856)	249,467
Non-current liabilities	—		(11,755)		(2,188)		(12,328)		(10,666)		(367,481)	—	(404,418)
Current liabilities	(24,852)		(32,922)		(28,248)		(46,953)		(118,870)		(164,422)	163,421	(252,846)

Net assets	$10,311		$13,742		$28,699		$(2,721)		$(26,573)		$542,309	$9,565	$575,332

Net assets attributable to NCI	$2,521		$3,308		$4,334		$64		$(5,293)		$97,161 [3]	$—	$102,095

Revenue	$16,874		$31,320		$38,417		$14,646		$19,772		$386,257	$(31,035)	$476,251
Gross profit	10,033		16,411		20,092		5,097		(4,461)		164,116	(4,587)	206,701

Net income (loss)	$7,884		$3,606		$10,430		$(6,238)		$(11,219)		$(97,234)	$—	$(92,771)

Net income (loss) allocated to NCI	$1,971		$447		$2,607		$(62)		$(2,244)		$6,667	$—	$9,386

NCI percentage at December 31, 2020	25.0	% [1]	12.4	% [2]	25.0	% [2]	1.0	% [1]	20.0	% [1]	50.1%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 50.1% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

NOTE 9.    SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2021	22,506,713	$3.96	8.1	$133,603,900
Granted	3,030,352	12.25
Exercised	(907,607)	1.35
Forfeited	(147,500)	2.40

Outstanding - March 31, 2021	24,481,958	5.10	8.3	185,293,788

Exercisable - March 31, 2021	11,656,994	$3.23	8.2	$110,312,239

During the three months ended March 31, 2021 and 2020, options were exercised for gross proceeds of $1.2 and $nil, respectively.

The following table summarizes the weighted average grant date fair value and intrinsic value of options exercised for the three months ended March 31, 2021:

($ in thousands, except per share data)	Three months ended March 31, 2021
Weighted average grant date fair value (per share) of stock option units granted	$7.92
Intrinsic value of stock option units exercised, using market price at exercise date	$8,861

Weighted average stock price of options on the dates on which options were exercised during the three months ended March 31, 2021 was $11.12 per option.

The fair value of stock options granted under the Plan during the three months ended March 31, 2021, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

March 31, 2021
Risk-free annual interest rate	0.5% - 1.0%
Expected annual dividend yield	—
Expected stock price volatility	67.0% to 80.4%
Expected life of stock options	5 to 7 years
Forfeiture rate	7.5% - 20.9%
Fair value at grant date	$7.36 to $8.78
Stock price at grant date	$11.92 to $13.10
Exercise price range	$11.92 to $13.10

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Restricted Stock Units

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on date of grant. A number of RSUs granted had the ability to settle in cash at the employee’s election. These awards were determined to be liability classified awards and are required to be marked-to-market as of the end of each reporting period through issuance. As of March 31, 2021, the Company recorded $0.4 million in Deferred consideration, contingent consideration and other payables on the Unaudited Condensed Interim Consolidated Balance Sheets related to these awards.

A summary of outstanding RSUs is provided below:

	Number of RSUs outstanding	Weighted average fair value
Outstanding - January 1, 2021	994,329	$6.54
Granted	365,694	11.92
Vested and settled	(55,023)	7.74
Forfeited	(63,813)	6.21

Outstanding - March 31, 2021	1,241,187	$8.22

Liability classified as of March 31, 2021	36,768	$12.63

Of the liability classified awards above, 24 thousand awards have vested and are pending settlement as of March 31, 2021. The following table summarizes the total fair value of RSUs vested and settled for the three months ended March 31, 2021:

($ in thousands)	Three months ended March 31, 2021
Total fair value of RSUs vested, using market price at vest date	$391

Deferred Share Awards

During the year ended December 31, 2020, the Company issued 1.6 million replacement deferred share awards in connection with the Origin House acquisition. Awards are considered to be fully vested as of the acquisition date and therefore require no post-acquisition compensation expense. During the three months ended March 31, 2021, the final 0.1 million shares settled into share capital.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $5.4 million and $1.4 million for the three months ended March 31, 2021 and 2020, respectively. For the three months ended March 31, 2021 and 2020, the Company expensed $4.4 million and $1.2 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. Unrecognized compensation expense as of March 31, 2021 for option awards is $31.1 million and will be recorded over the course of the next five years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

The Company recorded compensation expense for RSU awards in the amount of $1.5 million and $0.2 for the three months ended March 31, 2021 and 2020, respectively, of which $1.1 million and $0.1 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. Unrecognized compensation expense as of March 31, 2021 is $5.4 million and will be recognized over the course of the next four years.

As of March 31, 2021, ending inventory includes $0.8 million capitalized compensation expense related to both options and RSUs. For the three months ended March 31, 2021 and 2020, $0.7 million and $0.9 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.1 million and $0.8 thousand, respectively, related to compensation expense capitalized to inventory in prior years.

NOTE 10.    ACQUISITIONS AND DISPOSITIONS

(a)	Business Combinations

The table below summarizes significant business combinations completed during the three months ended March 31, 2021:

Completed during the three months ended March 31, 2021	Verdant (i)
($ in thousands)
Total consideration
Common shares issued	$2,000
Cash	1,500
Cashless exercise option on loan	10,000
Settlement of leases	2,150
Loan settlement	11,414
Total consideration	$27,064

Net identifiable assets (liabilities) acquired
Cash	$1,360
Inventory	1,519
Other current assets	77
Property and equipment	996
Right-of-use assets	127
Intercompany receivables	100
Other non-current assets	47
Customer relationships	1,370
Licenses	18,560
Total identifiable assets acquired	$24,156

Short-term liabilities	$(1,601)
Intercompany payable	(100)
Lease liabilities	(127)
Deferred tax liability	(4,396)
Net identifiable assets acquired	$17,932

Purchase price allocation
Net identifiable assets acquired	$17,932
Goodwill	9,132

Total consideration	$27,064

Customer relationship acquired during the three months ended March 31, 2021 had remaining weighted average amortization periods (in years) of 7.9 as of March 31, 2021. Acquired license intangibles have indefinite useful lives.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(i)	Verdant

On February 16, 2021, the Company acquired 100% of the membership interests of four Verdant dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. As a result of this acquisition, the Company now holds additional licenses to distribute medical cannabis in the state of Ohio, bringing the Company’s dispensary presence in Ohio to five, the maximum allowed by the state. As of March 31, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. The Company will continue to evaluate the underlying inputs and assumptions used for intangible assets, leases and taxes. Balances are subject to change during the one year measurement period.

Total consideration for the acquisition was $27.1 million and consisted of 0.1 million SVS issued as of the acquisition date, valued at $2.0 million, cash payments of $1.5 million, settlement of cashless exercise option on loans receivable of $10.0 million as stated in the unit purchase option agreement, settlement of a preexisting lease arrangement of $2.2 million as a result of stated value exceeding fair value per third party valuation and settlement of other preexisting loan relationships of $11.4 million.

The Company calculated, on a pro forma basis, the combined results of the acquired entity and the Company, as if the Verdant acquisition had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021, or of the future operating results.

Total unaudited pro forma Revenue and Net loss for the combined company for the three months ended March 31, 2021 , was $181.1 million and $25.0 million, respectively.

Contributed Revenue and Net income from Verdant was $2.8 million and $0.3 million, respectively, for the three months ended March 31, 2021.

Since the fourth quarter of 2018, the Company has recorded transaction costs of $0.4 million in connection with the Verdant acquisition as Selling, general, and administrative expenses in the Unaudited Condensed Interim Consolidated Statements of Operations.

(b)	Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration and other payables balances as of March 31, 2021 and December 31, 2020, which are classified as short term:

($ in thousands)	March 31, 2021	December 31, 2020
Valley Ag contingent consideration	$30,122	$19,093
Liability-classified equity awards	443	22

Total Deferred consideration, contingent consideration and other payables	$30,565	$19,115

During the three months ended March 31, 2021, the Company recognized a mark-to-market loss of $11.0 million related to contingent consideration for its Valley Ag acquisition. As of March 31, 2021, the estimated liability of $30.1 million is based on the present value of potential payouts associated with market conditions and changes in the Company’s stock price. As of March 31, 2021 the likelihood of the contingencies being met was estimated at 50%.

During the three months ended March 31, 2021, the Company reclassified $0.4 million from equity classified awards to liability-classified equity awards as the Company elected to allow the option for cash settlement on certain RSUs upon vest. The Company recorded unrecognized losses on the reclassified awards of $0.1 million due to changes in the Company’s stock price. The Company settled $0.1 million of liability-classified awards in cash during the three months ended March 31, 2021, resulting in an ending balance of $0.4 million as of March 31, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(c)	Long-term Deferred and Contingent Consideration

The following is a summary of long-term contingent consideration as of March 31, 2021 and December 31, 2020:

	March 31,	December 31,
($ in thousands)	2021	2020
Valley Ag operating cash flows consideration	$7,568	$7,247

Total Long-term deferred and contingent consideration	$7,568	$7,247

During the three months ended March 31, 2021, the Company recorded a $0.3 million increase to the present value of Valley Ag operating cash flows consideration due to changes in the Company’s incremental borrowing rate and other present value considerations. As of March 31, 2021, the estimated liability of $7.6 million is based on the present value of expected payments associated with future cash flows of the acquired business.

(d)	Dispositions

On March 30, 2021, the Company completed the divestiture of the 180 Smoke business (“180 Smoke”) and related intercompany receivables to Spyder Cannabis Inc. and Plant-Based Investment Corp. for approximately $1.1 million, after certain adjustments. The sale resulted in a loss of $3.3 million for the three months ended March 31, 2021, and is classified as a component of Other (expense) income, net. At the time of sale, the Company recognized an additional loss of $0.3 million for accumulated foreign currency translation loss previously included in Other comprehensive loss, which is included within Other (expense) income, net.

NOTE 11.     LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s loans payable balances as of March 31, 2021 and December 31, 2020:

($ in thousands)	2021	2020
Term Loan	$187,863	$186,442
Interest payable	6,018	3,657
Financing liabilities - leases	92,503	91,264

Total borrowings and interest payable	$286,384	$281,363

Less: Short-term borrowings and interest payable	(17,569)	(15,071)
Less: Current portion of financing liabilities - leases	(10,445)	(10,853)

Total Long-term notes and loans payable	$258,370	$255,439

(a)	Amended Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100 million, with the option to increase the principal amount to $200 million. Of the $100 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly, and had a stated maturity of July 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly, and had a stated maturity of January 2022. The Company’s effective

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively. The Company capitalized $5.5 million and $0.4 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). As a result of the non-substantial debt modification of the existing Term Loan and the OCN Loan, $0.8 million in financing fees were expensed and $0.2 million of deferred financing fees were written off. Of the $200 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders (the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

The Non-Extending Lenders Commitment accrues interest at a rate of 12.7% per annum, payable in cash quarterly, and has a stated maturity of July 2021. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrues interest at a rate of 12.0% per annum, payable in cash quarterly, and have a stated maturity of January 2023. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment are 17.7% and 15.8%, respectively. The Company capitalized $0.1 million and $11.1 million of borrowing costs related to the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment, respectively. Of the $11.2 million in deferred financing fees, $8.6 million is payable upon principal repayment of the Extending and Increasing Lenders Commitment and thus, was reflected within Other long-term liabilities.

The Amended Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Amended Term Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. In addition, the Company is required to maintain a minimum cash balance of $20 million and to ensure that the Fixed Charge Coverage Ratio is not less than 2 to 1. As of March 31, 2021, the Company is in compliance with all covenants.

The Company may prepay in whole or in part the Amended Term Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees.

For the three months ended March 31, 2021, the Company recognized $7.4 million of interest expense attributable to the Term Loan, including interest expense related to the amortization of the debt issuance costs of $1.4 million.

(b)	Financing Liabilities

The Company recognized financing liabilities in relation to sale-leaseback transactions occurring during the years ended December 31, 2019 and December 31, 2020. Incremental borrowing rates range from 11.2% to 17.5% with remaining terms between 8.8 and 19.3 years, consistent with the underlying lease liability. The interest expense associated with financing liabilities is discussed in Note 19, Interest (expense) income, net.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

NOTE 12.    REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the three months ended March 31, 2021 and 2020:

($ in thousands)	2021	2020
Wholesale	$95,634	$38,136
Dispensary	82,803	28,244

Total Revenue	$178,437	$66,380

The Company generates revenue at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.025 and $0.10 per loyalty point adjusted for estimated breakage. Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of March 31, 2021, there were 58.9 million points outstanding, with an approximate value of $0.7 million. The Company expects the outstanding loyalty points will be redeemed within one year.

NOTE 13.    OTHER (EXPENSE) INCOME, NET

For the three months ended March 31, 2021 and 2020, Other (expense) income, net consisted of the following:

($ in thousands)	2021	2020
Unrealized gain (loss) on derivative liabilities - warrants	$(7,649)	$5,078
Gain (loss) on derivative instruments	(11,106)	5,309
Gain on provision - loan receivable	273	—
Unrealized gain (loss) on investments held at fair value	(1,305)	(448)
Loss on disposition	(3,343)	—
Gain on conversion of investment	9,324	—
Gain (loss) on foreign currency	(636)	261
Other loss - investments	—	(94)
Other income	2,102	349

Total Other (expense) income, net	$(12,340)	$10,455

NOTE 14.    RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. The material transactions with related parties and changes in related party balances for the three months ended March 31, 2021 and 2020, are discussed below.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

As of March 31, 2021 and December 31, 2020, the Company had income tax related receivables of $nil and $0.2 million, respectively, with key management personnel.

Key management personnel hold 100.9 million redeemable units of Cresco Labs, LLC, which is equal to $78.6 million of Non-controlling interests as of March 31, 2021. During the three months ended March 31, 2021, 79.8% of required tax distribution payments to holders of Cresco Labs, LLC were made to key management personnel. During the three months ended March 31, 2020, no tax distributions were made to key management personnel.

(b)	Related Parties – Debt

As of March 31, 2021, the Company had borrowings with related parties of $16.6 million related to the Company’s Amended Term Loan. During the three months ended March 31, 2021 and 2020, the Company recorded interest expense related to borrowings with related parties of $0.5 million and $0.3 million, respectively. As of March 31, 2021 and December 31, 2020, the Company had interest payable related to borrowings with related parties of $0.5 million and $0.1 million, respectively. See Notes 11 and 19 for additional details.

Related party lenders include Charlie Bachtell, Chief Executive Officer and member of the Board of Directors (“the Board”); Robert Sampson, member of the Board; Global Green Debt, LLC which is owned by Randy Podolsky, member of the Board; Calti LLC which is owned by Joe Caltabiano, MVS shareholder; McCormack Capital which is owned by Brian McCormack, MVS shareholder; CL Debt which is owned by Dominic Sergi, member of the Board as of March 31, 2021; a holder of minority interest in MedMar; and Vero Management LLC which is owned by individuals owning 20.6% of the Company’s outstanding redeemable shares.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar Inc. The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has lease liabilities for real estate lease agreements in which the lessor is Clear Heights Properties where Dominic Sergi is Chief Executive Officer. The lease liabilities were incurred by entering into operating leases, sale and leaseback transactions and financing transactions during 2020 with lease terms that will expire in 2030. During the three months ended March 31, 2021, the Company received tenant improvement allowance reimbursements of $nil related to these lease agreements and expects to receive further reimbursements of $2.2 million as of March 31, 2021.

Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2021 and 2020:

	Operating leases Three months ended March 31,
	2021	2020
($ in thousands)	Rent expense	Rent expense
Operating lease liability; lessor has minority	$400	$606

Operating lease liability; lessor has minority interest in MedMar	57	—
Operating lease liability; lessor is a member of key management personnel	277	—

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

	Finance leases
	Three months ended March 31,
	2021		2020
($ in thousands)	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest	$66	$71	$38	$44
Finance lease liability; lessor is a member of key management personnel	18	21	11	15

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities:

	Operating leases
	As of March 31,		As of December 31,
	2021		2020
	ROU	Lease	ROU	Lease
($ in thousands)	asset	liability	asset	liability
Operating lease liability; lessor has minority	$5,695	$9,665	$4,926	$8,560

Operating lease liability; lessor has minority interest in MedMar	1,131	1,143	1,146	1,187
Operating lease liability; lessor is a member of	6,283	4,760	6,334	4,783

	Finance leases
	As of March 31,		As of December 31,
	2021		2020
	ROU	Lease	ROU	Lease
($ in thousands)	asset	liability	asset	liability
Finance lease liability; lessor has minority interest	$2,347	$2,572	$1,201	$1,365
Finance lease liability; lessor is a member of key management personnel	653	676	648	678

Below is a summary of interest expense and the associated finance liability attributable to related party finance liabilities:

		Finance liabilities
	Three months ended March 31, 2021	As of March 31, 2021	Three months ended March 31, 2020	As of December 31, 2020
($ in thousands)	Interest expense	Finance liability	Interest expense	Finance liability
Finance lease liability; lessor is a member of key management personnel	$63	$1,460	$42	$1,459

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

NOTE 15.    COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2021, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

During the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached and the terms were memorialized in an agreement as of March 1, 2021. The agreed-upon terms included a payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021 and a mutual release of claims resulted. At December 31, 2020, the Company recorded an estimated liability, based on certain assumptions impacting the value of the settlement and benefits to the Company, of $13.6 million for this settlement within Accounts payable and other accrued expenses, in accordance with ASC 450 Contingencies.

The payment of 1.3 million SVS was made during the first quarter of 2021. The settlement and payment resulted in an increase to share capital of $15.8 million, a non-solicitation and cooperation agreement intangible asset of $3.0 million to be amortized over two years, and litigation accrual adjustment of $0.8 million selling, general and administrative expense to adjust the settlement expense from $13.6 million to $12.8 million. The fair value of the non-solicitation and cooperation agreement intangible asset was estimated using the with-or-without method. The with-and-without method estimates the value of an intangible asset by quantifying the loss of economic profits under a hypothetical condition where only the subject intangible does not exist and needs to be re-created. Projected revenues, operating expenses and cash flows are calculated in each “with” and “without” scenario and the difference in the cash flow is discounted to present value.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulations as of March 31, 2021, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

(c)	Commitments

As of March 31, 2021 the Company had total commitments related to construction projects of $14.3 million, which will mostly be reimbursed through tenant improvement allowances in 2021.

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

NOTE 16.    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2021 and 2020 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year.

The following tables summarize the Company’s financial instruments as of March 31, 2021 and December 31, 2020:

	March 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$255,503	$—	$—	$—	$255,503
Restricted cash[1]	3,468	—	—	—	3,468
Accounts receivable, net	36,268	—	—	—	36,268
Loans receivable, short-term	511	—	—	1,789	2,300
Loans receivable, long-term	9,693	—	—	—	9,693
Investments	—	9,969	1,049	119	11,137
Security deposits	3,484	—	—	—	3,484

Financial Liabilities:
Accounts payable	$36,999	$—	$—	$—	$36,999
Accrued liabilities	110,395	—	—	—	110,395
Short-term borrowings	28,014	—	—	—	28,014
Current portion of lease liabilities	15,419	—	—	—	15,419
Deferred consideration, contingent consideration and other payables	—	442	—	30,123	30,565
Derivative liabilities, long-term	—	—	—	25,464	25,464
Lease liabilities	76,637	—	—	—	76,637
Deferred consideration and contingent consideration	—	—	—	7,568	7,568
Long-term notes payable and loans payable	258,370	—	—	—	258,370

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

	December 31, 2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$136,339	$—	$—	$—	$136,339
Restricted cash[1]	4,435	—	—	—	4,435
Accounts receivable, net	29,943	—	—	—	29,943
Loans receivable, short-term	921	—	—	1,517	2,438
Loans receivable, long-term	1,204	—	—	20,019	21,223
Investments[2]	3,192	—	1,049	119	4,360
Security deposits	3,558	—	—	—	3,558

Financial Liabilities:
Accounts payable	$23,230	$—	$—	$—	$23,230
Accrued liabilities	130,469	—	—	—	130,469
Short-term borrowings	25,924	—	—	—	25,924
Current portion of lease liabilities	18,040	—	—	—	18,040
Deferred consideration, contingent consideration and other payables	—	22	—	19,093	19,115
Derivative liabilities, long-term	—	—	—	17,505	17,505
Lease liabilities	74,468	—	—	—	74,468
Deferred consideration and contingent consideration	—	—	—	7,247	7,247
Long-term notes payable and loans payable	255,439	—	—	—	255,439

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
[2]	Investment balances in the amortized cost column represent equity method investments.

The December 31, 2020, Level 3 asset balance of $19.4 million, decreased by $19.7 million to a March 31, 2021 balance of $(0.3) million due to the effective settlement of $20.0 million of Loans receivable, long-term on February 16, 2021 as part of the Verdant acquisition, partially offset but a reduction in the Lighthouse loan ECL of $0.3 million resulting from the amended loan agreement.

The December 31, 2020 Level 3 liability balance of $26.3 million increased by $11.4 million to a March 31, 2021 balance of $37.7 million due to an $11.0 million increase in the Valley Ag contingent consideration primarily driven by changes in the Company’s stock price.and a $0.3 million increase in the Valley Ag operating cash flow consideration, primarily driven by reduced time quarter over quarter until expected payment.

The Company had no transfers in or out of Level 3 during the three months ended March 31, 2021 or the year ended December 31, 2020.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of March 31, 2021 and December 31, 2020:

($ in thousands)	Valuation classification	March 31, 2021	December 31, 2020
Short-term loans receivable - Lighthouse	Fair value	$1,789	$1,517
Interest receivable	Amortized cost	511	921

Total Loans receivable, short-term		$2,300	$2,438

(i)	Lighthouse Loan

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. At inception, the loan had a maturity of 18 months. The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022. This loan is measured at fair value and as of March 31, 2021, with a fair value of $1.8 million, net of ECLs. As of December 31, 2020, this loan had a fair value of $1.5 million. See Note 6 for discussion of the Company’s investment in Lighthouse.

(b)	Loans receivable, long-term

($ in thousands)	Valuation classification	March 31, 2021	December 31, 2020
Long-term loans receivable - Verdant	Fair value	$—	$20,019
Long-term loans receivable - Bluma	Amortized Cost	7,500	—
Long-term loans receivable - Cultivate	Amortized Cost	1,775	—
Long-term loans receivable - Other	Amortized cost	367	367
Interest receivable	Amortized cost	51	837

Total Loans receivable, long-term		$9,693	$21,223

(i)	Verdant Loan

On February 16, 2021, the Company acquired four dispensaries from Verdant. As part of the acquisition, the long-term loans receivable and related interest receivable due from Verdant were effectively settled and classified as consideration paid as part of the acquisition. See Note 10 for additional details.

(ii)	Bluma Loan

In connection with the pending acquisition of Bluma Wellness Inc. (“Bluma”), the Company issued a loan receivable to Bluma for a principal amount of $7.5 million, fully funded on March 15, 2021. The loan is measured at amortized cost as it contains no embedded derivatives. The receivable accrues interest at a rate of 14% per annum; as of March 31, 2021 the interest accrued on the loan totals $50 thousand.

(iii)	Cultivate Loan

In connection with the pending acquisition of Cultivate Licensing, LLC (“Cultivate”) the Company issued two loans receivable to Cultivate for principal amounts of $0.3 million and $1.5 million, both fully funded on March 30, 2021. Both loans are measured at amortized cost as neither contains embedded derivatives. Both loans accrue interest at a rate of 10% per annum; as of March 31, 2021 the interest accrued on the loans total $1 thousand.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(iv)	Other Loans

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $0.4 million and $0.3 million as of March 31, 2021 and the acquisition date, respectively.

(c)	Share Purchase Warrants

At March 31, 2021, the Company had 5.6 million warrants outstanding with 4.2 million warrants classified as Derivative liabilities, long-term, from issuances to underwriters associated with September 2019 financing.

During the three months ended March 31, 2021, 1 thousand September 2019 financing warrants were exercised for $10 thousand, resulting in a realized loss of $5 thousand and an increase to share capital of $19 thousand. As of March 31, 2021, 4.2 million September 2019 financing warrants remain outstanding.

During the three months ended March 31, 2021, the Company recorded a mark-to-market loss of $7.6 million, primarily due to changes in the Company’s share price and other market factors, and an unrealized foreign exchange loss of $0.3 million. For the three months ended March 31, 2020, the Company recorded a mark-to-market gain of $5.1 million primarily due to changes in share price and an unrealized foreign exchange gain of $0.2 million.

All warrants classified as long-term derivative liabilities are measured at fair value.

As of March 31, 2021 and December 31, 2020, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	March 31, 2021	December 31, 2020
Risk-free annual interest rate	0.11%	0.13%
Expected annual dividend yield	0%	0%
Expected stock price volatility	87%	83%
Expected life of stock warrants	1.50 - 1.58 years	1.75 - 1.83 years
Forfeiture rate	0%	0%
Share price at period end	$12.63	$9.86
Strike price at period end	$9.94	$9.82

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The Company does not expect grantees to forfeit warrants.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at March 31, 2021 and December 31, 2020 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives but have not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration. As of March 31, 2021 the vaccine is becoming more widely available, however, there remains significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

The Company’s aging of Accounts receivables as of March 31, 2021 and December 31, 2020 was as follows:

($ in thousands)	March 31, 2021	December 31, 2020
0 to 60 days	$34,702	$28,280
61 to 120 days	969	1,134
120 days +	1,358	1,225

Total accounts receivable, gross	$37,029	$30,639

During the three months ended March 31, 2021 and 2020, the Company recorded bad debt expense of $0.1 million and $0.3 million, respectively, to account for expected credit loss and recorded an additional $0.4 million and $nil, respectively, in bad debt related to invoice write-offs. As of March 31, 2021 and December 31, 2020, the Company’s allowance for doubtful accounts was $0.8 million and $0.7 million, respectively.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2021, the Company had working capital (defined as current assets less current liabilities) of $105.0 million, which reflects the equity raise as discussed in Note 8.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

In January 2021, the Company completed the placement of 9.9 million SVS shares at a price of C$16.00 per share for total gross proceeds of approximately $125.0 million. In December 2020, the Company amended the existing term loan facility, increasing the total principal outstanding to $200 million. See Note 8 and Note 11 for further information. The Company will continue to raise capital as needed to fund operations and expansion.

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of March 31, 2021:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & accrued liabilities	$147,394	$—	$—	$147,394
Deferred consideration, contingent consideration and other payables	30,565	—	—	30,565
Deferred consideration and contingent consideration	—	7,568	—	7,568
Long-term notes payable and loans payable and Short- term borrowings	28,014	258,370	—	286,384

Total obligations as of March 31, 2021	$205,973	$265,938	$—	$471,911

In addition to the commitments outlined in Note 15, the Company had the following contractual obligations as of December 31, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and accrued liabilities	$153,699	$—	$—	$153,699
Deferred consideration, contingent consideration and other payables	19,115	—	—	19,115
Deferred consideration and contingent consideration	—	7,247	—	7,247
Other long-term liabilities	25,924	255,439	—	281,363

Total obligations as of December 31, 2020	$198,738	$262,686	$—	$461,424

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in U.S. dollars. As of March 31, 2021 and December 31, 2020, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $0.7 million foreign exchange loss and a $0.3 million foreign exchange gain during the three months ended March 31, 2021 and 2020, respectively. See Note 13 for additional details.

As of March 31, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net of $0.2 million. The Company’s effective interest rates for its Term Loan range from 15.8% to 17.7% and the stated interest rate varies from 12.0% to 12.7% based on the term elected by the lender. See Note 11 for further information.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, Derivative liabilities, long-term and Deferred consideration and contingent consideration with a corresponding change to Other (expense) income net. As of March 31, 2021 an increase or decrease in stock price by 10% would result in an impact of $7.2 million or $7.0 million, respectively.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

NOTE 17.    VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

March 31, 2021 and December 31, 2020. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements:

	March 31, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Current assets	$20,655	$7,111	$830,828
Non-current assets	27,220	14,744	143,449
Current liabilities	(45,937)	(20,898)	(849,691)
Non-current liabilities	(8,205)	(2,986)	(83,138)
Non-controlling interests	—	—	97,180
Equity attributable to Cresco Labs Inc.	(6,268)	(2,029)	(55,732)

As of March 31, 2021, the Company’s ownership percentage in Cresco Labs, LLC totaled 53%, therefore Cresco Labs, LLC is no longer a variable interest entity.

The following table presents the summarizes financial information about the Company’s consolidated VIEs which are included in the statements of operations for the three months March 31, 2021 and year ended December 31, 2020:

	March 31, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Revenue	$1,108	$2,916	$98,786
Net income (loss) attributable to non-controlling interests	—	—	6,666
Net income (loss) attributable to Cresco Labs Inc.	(1,442)	(1,796)	10,204
Net income (loss)	(1,442)	(1,796)	16,870

NOTE 18.    SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer of the Company has been identified as the Chief Operating Decision Maker (“CODM”) and manages the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by information by customer and geographic region.

For the three months ended March 31, 2021, the Company generated 98% of its revenue in the United States with the remainder generated in Canada. For the three months ended March 31, 2020, the Company generated 97% of its revenue in the United States with the remainder generated in Canada.

NOTE 19.    INTEREST (EXPENSE) INCOME, NET

Interest expense, net consisted of the following for the three months ended March 31, 2021 and 2020:

($ in thousands)	2021	2020
Interest expense – leases	$(937)	$(565)
Interest expense – notes and loans payable	(6,021)	(2,689)
Accretion of debt discount and amortization of deferred financing fees	(1,420)	(922)
Interest expense – financing activities related to sale-leasebacks	(2,836)	(2,545)
Other interest expense	(333)	(363)
Interest income	245	288

Total Interest expense, net	$(11,302)	$(6,796)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

See Note 11 for additional information on Interest expense – notes and loans payable and Accretion of debt discount and amortization of deferred financing fees.

NOTE 20.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for US federal income tax purposes as well as state income tax purposes for all states except for California. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, the State of California does not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns.

The Company is treated as a United States corporation for US federal income tax purposes under IRC Section 7874 and is subject to US federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States.

The following table summarizes the Company’s income tax expense and effective tax rates for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
($ in thousands)	2021	2020
Income (loss) before income taxes	$(8,600)	$(24,273)
Income tax expense	15,524	11,188
Effective tax rate	(180.5)%	(46.1)%

The Company determined that the tax impact of certain arrangements between its management companies and operating companies do not meet the more likely than not threshold under ASC 740-10 due to the evolving interpretations of IRC Section 280E. As a result, the Company recorded a reserve for an uncertain tax position of $5.0 million and $4.7 million as of March 31, 2021 and December 31, 2020, respectively.

NOTE 21.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 28, 2021, which is the date on which these financial statements were issued.

On April 14, 2021, the Company closed its acquisition of Bluma, pursuant to which Cresco Labs acquired all of the issued and outstanding shares of Bluma in an all-share transaction that valued Bluma at an equity value of $213 million (the “Bluma Transaction”), or $1.12 per Bluma share. Under the terms of the Bluma Agreement, holders of common shares of Bluma received 0.0859 subordinate voting shares of Cresco Labs for each Bluma share. As of the date of issuance of this report, the Company is still in the process of determining the fair value of consideration transferred, assets acquired, liabilities assumed and calculation of the associated goodwill. Prior to acquisition, Bluma’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) and are not comparable to the Company’s financial statements prepared under U.S. GAAP. As such, unaudited pro forma financial statements are not disclosed.

On April 26, 2021, the Company announced a final base shelf prospectus, replacing the Company’s prior shelf prospectus, has been receipted with the securities commissions in each of the provinces of Canada. A corresponding registrant statement on Form F-10 has been deemed effective by the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System. Additionally, the Company announced a new equity distribution agreement with Canaccord Genuity Corp. to replace the equity distribution agreement filed on December 2019 due to the expiration of the prior shelf prospectus. Pursuant to this agreement, the Company may, from time to time, sell up to $100 million of its subordinate voting shares in Canada.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

During April 2021, the Company made approximately $41.2 million in tax distribution payments to, or on behalf of, non-controlling interest and Cresco Labs, LLC owners.